SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 21, 2019

List of materials

Documents attached hereto:

i) Press release Sony Corporate Strategy Meeting FY2019

Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo
News & Information

No. 19-045E
May 21, 2019

Sony Corporate Strategy Meeting FY2019
Evolution as a Creative Entertainment Company with a Solid Foundation of Technology

Tokyo – May 21, 2019 - Sony Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting for the fiscal year ending March 31, 2020 (“FY2019”).  President and CEO Kenichiro Yoshida outlined the Company’s progress on its mid-term corporate strategy starting with the fiscal year ended March 31, 2019 (“FY2018”) and finishing with the fiscal year ending March 31, 2021 (“FY2020”), and detailed the core policies for each of Sony’s businesses.

In addition to strengthening each of its individual businesses, Sony will pursue further synergy across them through cooperation between its content IP and Direct-to-Consumer (DTC) services, as well as technology, in order to continue its evolution as a “creative entertainment company with a solid foundation of technology.”

Highlights from the presentation are available below.  For further details, please refer to the speech materials and presentation slides from the event, which will be available on Sony's corporate website.

1. FY2018 Review and Mid-Range Outlook
At last year’s Corporate Strategy Meeting, Sony announced that its corporate direction is “getting closer to people.”  The Company outlined three specific points that underpin this corporate direction as it seeks to generate social value and create high levels of profit.
1.	Reinforcing user-oriented DTC services and creator-oriented content IP.
2.	Generating a sustainably high level of cash flow from branded hardware businesses.
3.	Maintaining Sony’s global number one position in imaging and becoming the global leader in sensing, both in the CMOS image sensor area.

FY2018 Review
•	Successful reinforcement of DTC services
➢	The growth of the PlayStation™Network (PSN) drove the Game & Network Services (G&NS) segment to achieve the highest results in both sales and profit ever recorded by a single segment of Sony.
•	Successful reinforcement of Content IP
➢	With the full consolidation of EMI Music Publishing (EMI), Sony has become the largest music publishing company in the world.
➢	Sony created numerous hits that utilize IP in the G&NS, Music, and Pictures segments.
•	Branded Hardware Business
➢	Continued development of products that connect creators and users.
➢	Generated approximately 90 billion yen in net cash flow.
➢
In order to accelerate new value creation and further business optimization, Sony integrated all the consumer electronics businesses and professional solutions businesses into one segment called Electronics Products & Solutions (EP&S).

•	CMOS Image Sensors
➢
In imaging, Sony was able to deliver a stable supply of high value-added product to a market that is evolving not only toward higher resolution, but also toward multiple sensors per camera and larger sized sensors, while, at the same time, maintaining its number one market share position in CMOS sensors on a revenue basis.

➢	Achieved steady development in the automotive and sensing parts of the business.

1/4

Mid-Range Outlook
•	Increased three-year cumulative operating cash flow target for FY2020 from 2 trillion yen to 2.2 trillion yen or more, excluding the Financial Services segment.
•	When making capital allocation decisions, Sony will continue prioritizing investments aimed at growing profit over the long term.
➢	Sony expects capital expenditures over this period to increase from its initial projection of 1 trillion yen to between 1.1 and 1.2 trillion yen as a result of greater investment in CMOS sensors.
➢	Implemented the nearly 400 billion yen acquisition of EMI.
•
Completed 100 billion yen repurchase of Sony shares as part of Sony’s emphasis on growth in earnings per share (EPS) in FY2018, and set the parameters for the repurchase of a maximum of 200 billion yen of Sony shares in FY2019.

•	No change to the policy of increasing dividend in a consistent manner over the long-term.

2. Sony Group and Business Segment Initiatives
All of Sony’s businesses (Content IP entertainment businesses including Games, Music, and Pictures and Animation; Electronics businesses; DTC services businesses including PSN and Financial Services) are underpinned by technology.  Key points of initiatives for each business segment, as well as collaborations between our content IP and DTC services and synergies between our businesses based on technologies, are as follows:

Game & Network Services
•	The two keywords for the future direction of PlayStation® are “immersive” and “seamless.”
➢
Next-generation console: “Immersive” experience created by dramatically increased graphics rendering speeds, achieved through the employment of further improved computational power and a customized ultra-fast, broadband SSD.

➢	PlayStation streaming: Through the evolution of “Remote Play” and “PlayStation™Now,” provide a seamless game experience anytime, anywhere.
²
Remote Play: Turns PlayStation®4(PS4™), which is expected to reach 100 million units in cumulative sales this calendar year, into a streaming game server, providing streaming content at the closest point to users.

²	PlayStation Now: Provides immersive game experiences to users regardless of whether they own a PS4 console at all.
•	Sony will pursue its mission to make PlayStation “The Best Place to Play” by leveraging the latest computing, streaming, cloud, and 5G technologies, together with excellent content.
➢	As part of these efforts, Sony agreed to a memorandum of understanding (MOU) with Microsoft Corp. (Microsoft) to collaborate on the development of cloud solutions, including game streaming services.

2/4

Music/Pictures
・	The proliferation of subscription streaming services has increased demand for entertainment content, providing opportunities for business growth.
・	Sony’s basic strategy for its Music and Pictures domains is the reinforcement of content IP.
➢	Music: Growth of stable profit due to high market share and recurring license business model.
➢
Pictures: Aim to establish a strong competitive position by leveraging three unique aspects of the business: Advantages of being one of the few independent studios; Large content IP library that can be revitalized; IP synergy with other Sony Group companies.

Electronics Products & Solutions (EP&S)
•	Integrated all consumer electronics and professional solutions businesses into EP&S.
➢
Through this integration, Sony aims to: 1. Optimize its business structure and enhance efficiency; 2. Strengthen existing businesses, including Mobile; 3. Facilitate and revitalize the movement of human capital across its businesses.  Sony is also nurturing new businesses that leverage its technology.

•	Sony will create products that connect creators and users, and continue to evolve as their most trusted and loved brand.

Semiconductors
・	We expect to leverage the superior technology Sony has developed in this business to maintain our industry-leading position going forward.
➢
Approximately 80% of CMOS sensor sales are to smartphones.  Although this market has matured, demand for sensors continues to grow due to adoption of multiple sensors and larger sized sensors in smartphones.  Demand for Time-of-Flight sensors in smartphones is also expected to increase.

➢
Although investment in greater production capacity over the next few years is necessary, CMOS sensor production capacity does not become obsolete, resulting in high return on investment in the long term.

・	Initiatives in long-term growth prospects such as automotive sensors and Edge AI.
➢	Expand business through fields such as distance measurement and automotive. Sony’s automotive sensors are receiving positive external feedback.
➢	Stacked CMOS image sensors to be made more intelligent by embedding AI functionality to the logic layer.
➢	Sony will also actively pursue alliances with partner companies. Recently announced an MOU with Microsoft to collaborate in the area of AI.

3. Technology and Social Value
As a member of the earth and society, Sony will continue to work to enhance its economic value while, at the same time, contributing to the environment and to society by creating social value through the business activities of the entire Sony Group.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

3/4

(i) Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x) Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi) risks related to catastrophic disasters or similar events;
(xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Media inquiries:
Corporate Communications & CSR Department, Sony Corporation　Sony.Pressroom@sony.co.jp

4/4

EOF